Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors: Fahnestock Viner Holdings Inc. to Acquire CIBC’s U.S. Private Client and U.S. Asset Management Businesses

     NEW YORK and TORONTO, Dec. 10 /CNW/ — Fahnestock Viner Holdings Inc. (FVH on NYSE; FHV.A on TSX) and CIBC (BCM on NYSE; CM on TSX) today announced that Fahnestock has agreed to acquire the U.S. Oppenheimer Private Client and Asset Management Divisions of CIBC World Markets Corp. for an aggregate consideration of approximately U.S. $257 million (C$401 million).

     The transaction is expected to close on January 2, 2003, subject to regulatory approval including the New York and Toronto Stock Exchanges. As part of the agreement, CIBC may acquire up to 35% of the issued shares (on a fully diluted proforma basis) of Fahnestock.

     CIBC Oppenheimer operates a high net worth retail business, which consists of 620 financial consultants in 17 branches in major financial centers across the United States, with client assets of approximately U.S. $35 billion (C$55 billion), client debit balances of approximately U.S. $672 million (C$1.05 billion) and money fund balances of approximately U.S. $3.2 billion (C$5.0 billion). Additionally, CIBC Oppenheimer operates a highly regarded asset management business with approximately U.S. $8.7 billion (C$13.6 billion) currently under management in a variety of products, including growth funds, value funds, sector funds and specialty funds. Annualized revenues of CIBC Oppenheimer for 2002 are expected to be approximately U.S. $350 million (C$546 million).

     Fahnestock’s principal subsidiary, Fahnestock & Co. Inc., is a full-service, self-clearing broker-dealer headquartered in New York City which has been in operation since 1881. Fahnestock employs over 1,100 financial consultants in 89 branch offices throughout the United States as well as in South America and Canada. Fahnestock & Co. Inc. is a member firm of the New York Stock Exchange and all principal U.S. exchanges.

     Fahnestock intends to operate the acquired businesses under the name Oppenheimer & Co. The client accounts of both the retail business and the asset management business will be executed and cleared through Fahnestock & Co. Inc. commencing in the spring of 2003. In the period between closing and conversion of the client accounts, CIBC has agreed that the accounts will continue to be serviced by CIBC World Markets Corp. In addition, the financial consultants of the combined firm will have access to CIBC World Markets research.

     This transaction pushes Fahnestock onto the list of the top ten independent full service retail broker-dealers in the United States, based on financial consultants and client assets. Upon completion, Fahnestock will more than double its presence in the individual client business with over 1,700 financial consultants in over 100 offices throughout the United States.

     “We are delighted to announce the acquisition of the Oppenheimer business and we look forward to welcoming CIBC Oppenheimer employees to the Fahnestock family,” said Fahnestock Chairman, Albert G. Lowenthal. “This acquisition presents us with exciting synergies. Oppenheimer products will gain greater distribution through Fahnestock’s existing network of financial consultants and Oppenheimer’s market position allows us to optimize our presence in key financial centers.”

     “The combination of CIBC’s Private Client and Asset Management Divisions with Fahnestock will create an entity that has the scale and operational efficiencies necessary to be a strong wealth management competitor within the U.S. market,” said CIBC Wealth Management Vice-Chair Gerry McCaughey. “By obtaining the right to acquire an interest in Fahnestock, CIBC will have an opportunity to participate in the future growth and operating leverage of this combined business.”

     CIBC, headquartered in Toronto, is a leading North American financial institution with more than eight million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, the United States and around the world. Additional news releases and information about CIBC is available in its Media Center on the internet at www.cibc.com.

     Fahnestock Viner Holdings Inc. is a diversified financial services firm that provides investment and financial services to individuals as well as institutions. These services include securities brokerage, investment banking and advisory services. Additional information on Fahnestock is available on the internet at www.fahnestock.com.

This news release contains forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the plans of Canadian Imperial Bank of Commerce (“CIBC”) and Fahnestock Viner Holdings Inc. relating to CIBC Oppenheimer and the operations and revenue of CIBC Oppenheimer. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond the control of CIBC, Fahnestock Viner Holdings Inc. and CIBC Oppenheimer, including the receipt of regulatory approval for the transaction described in this release, could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements by CIBC, CIBC Oppenheimer and Fahnestock Viner Holdings Inc. These parties do not undertake to update any forward-looking statement that is contained in this news release. %SEDAR: 00002543E

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     /For further information: Fahnestock Viner Holdings Inc.: A.G. Lowenthal, (212) 668-5782; E.K. Roberts, (416) 322-1515; CIBC: Robert Waite, (416) 956-3330; Rob McLeod (416) 980-3714;
Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press./

     (CM.)

CO: CIBC; Canadian Imperial Bank of Commerce
ST: Ontario, New York
IN: FIN
SU: TNM

CNW 07:00e 10-DEC-02